                                                                    Exhibit 4.17

                                 CHEMICAL BANK
                            CHEMICAL SECURITIES INC.
                                270 Park Avenue
                            New York, NY 10017-2070



                                                                 August 25, 1995

Crown Cork & Seal Company, Inc.
9300 Ashton Road
Philadelphia, Pennsylvania 19136

Attention of Craig R. L. Calle,
             Senior Vice President and
              Treasurer

                        Crown Cork & Seal Company, Inc.
                        -------------------------------
                               Commitment Letter
                               -----------------

Dear Sirs:

          We understand that Crown Cork & Seal Company, Inc., a Pennsylvania corporation ("CCSC"), will require a multi-currency credit facility (the "Facility") in the amount of French Francs 13,700,000,000 (or its equivalent in other applicable currencies). The proceeds of the Facility will be used by CCSC and selected non-U.S. subsidiaries (a) to pay the cash portion of the consideration to be paid in connection with the acquisition (the "Acquisition") by CCSC of CarnaudMetalbox S.A. ("CMB") and to fund costs and expenses of the Acquisition, (b) to repurchase shares of capital stock of CCSC and (c) following the Acquisition, for general corporate purposes.

          Chemical Bank ("Chemical") is pleased to advise you of its commitment to provide a portion of the Facility equal to the FF 1,750,000,000,on the terms and subject to the conditions set forth or referred to herein and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). You hereby engage Chemical, and Chemical hereby agrees, to act as exclusive administrative agent for the Facility and to perform all functions and exercise all authority (including, without limitation, negotiating definitive credit documentation) customarily performed and exercised by it in such capacities.
You hereby engage Chemical Securities Inc. ("CSI"), and CSI hereby agrees, to act as arranger for and to manage the syndication of the Facility on the terms set forth herein. Societe Generale and Credit Suisse also will be named as arrangers and documentation agents for the Facility, and certain banks, to be agreed by Chemical and CCSC, will be named as senior lead managers for the Facility. However, such arrangers, documentation agents and senior lead managers will not perform any functions or have any authority in such capacities.

          You agree to assist CSI in achieving a timely syndication of the Facility that is satisfactory to Chemical and CSI. This will be accomplished by a variety of means, including direct contact during the syndication among the senior officers, representatives and advisors of CCSC and its affiliates, on the one hand, and the proposed Lenders, on the other hand.

          You agree promptly to provide, and to cause your advisors to provide, and to use your best efforts to cause CMB and its advisors to provide, CSI upon request with all information reasonably deemed necessary by it to complete successfully the arrangement of the Facility (the "Information"), including your periodic reports filed with the Securities and Exchange Commission, which shall be complete and correct in all material respects and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made.

          As consideration for Chemical's commitment hereunder and for CSI's agreement to arrange and syndicate the Facility, you agree to pay the fees set forth in the Term Sheet and in the fee letter dated the date hereof and delivered herewith (the "Fee Letter").

          Chemical's commitment hereunder is subject to (a) there not occurring any material adverse change in the business, operations, condition (financial or otherwise) or prospects of CCSC and its subsidiaries taken as a whole as shown in the Information reviewed by Chemical prior to the date hereof, (b) commitments being obtained for the balance of the Facility not committed for by Chemical (subject to CCSC's right to reduce the amount of the Facility, it being understood that, if the amount of the Facility is reduced below FF 12,330,000,000, then Chemical's commitment will be reduced ratably to the extent of any reduction below that amount), (c) Chemical's satisfaction with the structure, terms and conditions of the Acquisition and the documentation therefor (it being understood that Chemical is satisfied with those matters communicated to it prior to the date hereof), and (d) the negotiation, execution and delivery of definitive documentation with respect to the Facility satisfactory to Chemical and its counsel (which documentation will, to the extent consistent with the Term Sheet, substantially incorporate the representations and warranties, covenants, conditions and events of default contained in the Revolving Credit and Competitive Advance Facility Agreement dated as of February 10, 1995, as amended, among CCSC, certain subsidiaries of CCSC, the lenders referred to therein and Chemical, as agent). To the extent not covered by or made clear under the provisions hereof and of the Term Sheet, the terms and conditions of Chemical's commitment hereunder and of the Facility are subject to the mutual agreement of Chemical and CCSC.

          By executing this letter agreement, you agree (a) to indemnify and hold harmless CSI, Chemical and the other financial institutions which become parties to the definitive credit documentation (together with Chemical, the "Lenders") and their respective officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities (collectively, "Losses") to which any such person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Facility or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the
                                                      --------
foregoing indemnity will not, as to any indemnified party, apply to Losses or related expenses to the extent they arise from the wilful misconduct or gross negligence of such indemnified party (or from the negligence of such indemnified party if such Losses or related expenses result from an action brought against such indemnified party by CCSC or by a stockholder or creditor of such indemnified party); and (b) to reimburse CSI and Chemical from time to time for all reasonable out-of-pocket expenses (including travel expenses and fees and disbursements of counsel) incurred in connection with the Facility or the transactions contemplated hereby, it being understood that the Company will refer to its own internal expense reimbursement

                                                                               4
policies in determining reasonableness of expenses incurred and that international travel must be approved by CCSC. Chemical will consult with you from time to time at your request as to the nature and amount of the expenses for which it intends to seek reimbursement pursuant to clause (b) of the preceding sentence. The provisions contained in this paragraph shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitment hereunder.

          You agree that this Commitment Letter (including the Term Sheet) and the Fee Letter are for your confidential use only and will not without the prior agreement of CSI and Chemical be disclosed by you to any person other than your accountants, attorneys and other advisors on a confidential basis; provided that
                                                                   --------
following your execution hereof (i) you may disclose this Commitment Letter and the Term Sheet (but not the Fee Letter) to CMB and their accountants, attorneys and other advisors on a confidential basis; (ii) you may file a copy of this Commitment Letter and the Term Sheet (but not the Fee Letter) in any public record in which it is or may be required by law in your good faith judgment to be filed; and (iii) you may make such other disclosures of the terms and conditions hereof as you are or may be required by law, in the opinion of your counsel, to make.

          If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by signing in the appropriate spaces below and in the Fee Letter and returning to us the enclosed duplicate originals of this Commitment Letter and the Fee Letter on or before the close of business on August 25, 1995. Chemical's commitment will expire in the event that definitive documentation shall not have been executed by March 31, 1996, unless Chemical shall agree to an extension. CCSC may terminate Chemical's commitment at any time.

          This Commitment Letter shall not be assignable by you without the prior written consent of CSI and Chemical, and may not be amended or waived except by an instrument in writing signed by you, CSI and Chemical. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. This Commitment

Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

          CSI and Chemical are pleased to have been given the opportunity to arrange and serve as agent for this financing.


                                        Very truly yours,


                                        CHEMICAL BANK,

                                           by /s/ William J. Caggiano
                                              ------------------------------
                                              Name: William J. Caggiano
                                              Title: Managing Director


                                        CHEMICAL SECURITIES INC.

                                           by /s/ Christopher K. Stout
                                              ----------------------------
                                              Name: Christopher K. Stout
                                              Title: Vice President

Accepted and agreed to
as of the date first
written above:


CROWN CORK & SEAL
COMPANY, INC.,

  by /s/ Craig R.L. Calle
     -----------------------------
     Name: Craig R.L. Calle
     Title: Senior Vice President - Finance
            Treasurer

                                                                       EXHIBIT A

                        CROWN CORK & SEAL COMPANY, INC.
                                CREDIT FACILITY


                        Summary of Terms and Conditions
                        -------------------------------



BORROWERS:           Crown Cork & Seal Company, Inc., a Pennsylvania corporation
---------            ("CCSC") and certain subsidiaries of CCSC designated by
                     CCSC (the "Subsidiary Borrowers"; together with CCSC, the
                     "Borrowers"). CCSC will guarantee all obligations of the Subsidiary Borrowers.

ARRANGER AND         Chemical Bank ("Chemical").
------------
ADMINISTRATIVE
--------------
AGENT:
------

ARRANGERS AND        Credit Suisse and Societe Generale.
-------------
DOCUMENTATION
-------------
AGENTS:
-------

SENIOR LEAD          To be determined.
-----------
MANAGERS:
---------

FACILITY:            Multi-currency credit facility in a principal amount of
--------             French Francs 13,700,000,000 (the "Facility"). During the
                     Availability Period (as defined below) amounts borrowed and repaid may be reborrowed, subject to availability under the Facility. At the end of the Availability Period (a) all commitments to advance loans under the Facility will terminate and (b) any loans outstanding under the Facility will convert to term loans maturing on the date one year after the end of the Availability Period.

USE OF               The proceeds of the Facility will be used (a) to pay the
------               cash portion of the consideration to be paid in connection
PROCEEDS:            with the acquisition (the "Acquisition")
--------
                     by CCSC of CarnaudMetalbox S.A. ("CMB") and to fund costs and expenses of the Acquisition, (b) to repurchase shares of capital stock of CCSC and (c) following the Acquisition, for general corporate purposes of CCSC and its subsidiaries.

AVAILABILITY:        Borrowings under the Facility may be made only during the
------------         period (the "Availability Period") commencing on the date
                     of execution of definitive documentation for the Facility
                     (the "Closing Date") and ending 364 days thereafter (the
                     "Commitment Termination Date"), subject to satisfaction of applicable conditions.

                     Up to the entire amount of the Facility will be available to Subsidiary Borrowers for Euro-currency borrowings in French Francs, British Pounds Sterling or U.S. dollars. Borrowings advanced in French Francs will be limited to FF 2,000,000,000 (subject to increase at the request of CCSC with the agreement of the Lenders) on any one day. During the Availability Period, loans that are denominated in a currency other than the currency in which commitments are denominated (which will be French Francs) will be revalued periodically (based on prevailing exchange rates) in order to establish that the outstanding loans do not exceed the commitments. Prepayments will be required to the extent that, based on such revaluations, the outstanding loans are determined to exceed the commitments.



COMMITMENT           All commitments will terminate on the Commitment
----------           Termination Date, which will occur 364 days after the
TERMINATION          Closing Date. On the Commitment Termination Date, any loans
-----------          outstanding under the Facility will convert to term loans
DATE; CONVERSION     (the "Term Loans").
----------------
TO TERM LOANS:
-------------

FEES:                As set forth in the attached Annex I.
-----

INTEREST RATES:      As set forth in the attached Annex I.
--------------

MATURITY:            All Term Loans will mature on the date (the "Maturity
--------             Date") one year after the Commitment Termination Date.

OPTIONAL             All or a portion of the outstanding loans under the
--------             Facility may be prepaid at any time and commitments may be
PREPAYMENTS AND      terminated in whole or in part (in minimum amounts of FF
---------------      250,000,000 and in integral multiples of FF 100,000,000) at
COMMITMENT           CCSC's option, subject to reimbursement of redeployment
----------           costs in the case of LIBOR loans prepaid other than at the
REDUCTIONS:          end of an applicable interest period.
-----------

INTEREST PERIODS:    At the Borrower's option:
----------------
                     LIBOR Loans: 1, 2, 3, 6 or, if available from all Lenders,
                     12 months

                     Alternate Base Rate ("ABR") Loans: up to 90 days

                     In any event, Interest Periods for Term Loans must end on or prior to the Maturity Date. Interest on LIBOR loans will be payable on the last day of each Interest Period (and at the end of each three months, in the case of Interest Periods of longer than three months), and upon prepayment. Interest on LIBOR loans shall be payable in arrears on the basis of a 360-day year (calculated on the basis of actual number of days elapsed). Interest on ABR loans will be payable quarterly in arrears, and upon prepayment, on the basis of a 365/366-day year for ABR loans when based on Chemical's Prime Rate and a 360-day year for ABR loans when based on the Base CD Rate or Federal Funds Effective Rate (in each case calculated on the basis of actual number of days elapsed).

NOTIFICATION
------------         The relevant Borrower must provide the following periods of
SCHEDULE:            notice to the Agent prior to any proposed date of
--------             borrowing:

                     LIBOR Loans in U.S.$ and all Loans in currencies other than U.S.$ - 3 business days

                     ABR Loans in U.S.$ - same business day

CONDITIONS           Effectiveness. The effectiveness of the Facility will be
----------           -------------
PRECEDENT:           subject to conditions substantially similar to those under
---------            CCSC's existing Revolving Credit and Competitive Advance
                     Facility Agreement dated as of February 10, 1995 (the
                     "Existing Agreement"), including but not limited to negotiation of mutually acceptable documentation, absence of material adverse change, satisfactory legal opinions, financial statements, accuracy of representations and warranties, absence of defaults, borrowing certificates, evidence of authority and compliance with applicable laws and regulations (including ERISA, Federal Reserve margin regulations and environmental laws). It is anticipated that the foregoing conditions will be satisfied, and that the Facility will become effective, on the Closing Date.

                     Exchange Offer Borrowings. It is contemplated that the
                     -------------------------
                     Acquisition will involve a public exchange offer in France made as an Offre Publique d'Echange (the "Exchange Offer") for the outstanding shares of common stock of CMB. Subject to the Exchange Offer being made on the terms and conditions of the Exchange Offer Agreement dated as of May 22, 1995 (without any material modifications or waivers that have not been approved by the Lenders prior to commencement of the Exchange Offer) and the accuracy of representations and absence of defaults immediately prior to commencement of the Exchange Offer, the obligations of the Lenders to advance each borrowing under the Facility to fund the purchase of shares pursuant to the Exchange Offer will be subject only to the following conditions:

                              (i)   receipt of applicable borrowing notices;

                             (ii) satisfaction of the conditions applicable to the Exchange Offer (unless waived with the approval of the Lenders); and

                            (iii) the absence of any material modification of the terms and conditions of the Exchange Offer (unless approved by the Lenders).

                     The period during which borrowing conditions will be limited as described above shall not exceed 90 days, commencing on the date of commencement of the Exchange Offer, unless the Lenders agree to an extension.

                     In the event that, due to the limitation on the daily amount of borrowings advanced in French Francs, as Borrower desires to borrow amounts advanced in French Francs prior to the date that shares will be purchased pursuant to the Exchange Offer, such borrowings will be permitted, but the proceeds thereof shall be held in escrow by the Administrative Agent (and invested for the account of the Borrower and at the direction of the Borrower in liquid investments to be agreed) until the foregoing conditions are satisfied.

                     Other Borrowings. Each borrowing under the Facility (other
                     ----------------
                     than those described in the preceding paragraph) will be subject to conditions substantially similar to those applicable to each borrowing under the Existing Agreement.

DOCUMENTATION:       A credit agreement incorporating customary terms and
-------------        provisions and such other provisions as Chemical may
                     reasonably require in the context of the transactions contemplated hereby, including but not limited to those set forth below. The credit agreement will substantially incorporate the representations and warranties, covenants, conditions and events of default contained in the Existing
                     Agreement, except as specifically stated herein.

                     Representations and Warranties:
                     ------------------------------

                     To include, without limitation, organization, due authorization, non-contravention of charter documents, contractual restrictions or laws, governmental approvals, regulations, validity, financial information, absence of material adverse change in financial condition or results of operations of CCSC and its subsidiaries taken as a whole, absence of litigation or labor controversies, subsidiaries, ownership of properties, taxes, pension and welfare plans, environmental warranties, compliance with Regulations G, U and X and accuracy of information.

                     Affirmative Covenants:
                     ---------------------

                     To include, without limitation, delivery of financial information, reports and notices, compliance with laws, maintenance of properties, maintenance of insurance, maintenance of books and records and environmental compliance and information. In addition, CCSC will covenant and agree that the Acquisition will be consummated in accordance with the material terms and conditions thereof as disclosed to and approved by the Lenders prior to the Closing Date, without any material modifications or waivers that have not been approved by the Lenders, and in compliance in all material respects with applicable laws, and that all requisite consents and approvals shall have been obtained.

                     Negative Covenants:
                     ------------------

                     To include, without limitation, restrictions on transactions with affiliates, indebtedness (with certain exceptions including, with respect to subsidiary indebtedness, indebtedness under the Facility, indebtedness of CMB and its subsidiaries in an amount up to that existing at the time of the Acquisition and other subsidiary indebtedness of the greater of $1.15 billion and 35% of Total Capitalization), liens (with certain exceptions including with respect to liens securing indebtedness not in excess of the greater of $655 million and 20% of Total Capitalization), consolidations and mergers of CCSC, restrictive agreements and the following financial covenants:

                              (i) leverage ratio of not greater than .70:1 during the six-month period following the Acquisition, and otherwise

                                    .60:1 (excluding Funded Debt which is non-recourse to CCSC and giving effect only to CCSC's pro-rata share of consolidated indebtedness of joint ventures); and

                             (ii) interest coverage ratio (the ratio of (a) EBIT to (b) net interest expense) of not less than 1.5:1 (tested on a rolling four-quarter basis at each fiscal quarter end following the Closing Date).

                     For purposes of the foregoing:
                     -----------------------------

                     (A) Funded Debt shall mean indebtedness of CCSC and its subsidiaries on a consolidated basis, which is incurred under the Facility or under the Existing Agreement or which by its terms:

                              (i) matures or is payable more than one year from the date on which it was created, or

                             (ii) matures within one year from the date on which it was created, but is renewable or extendible under terms such that under GAAP such indebtedness would be treated as long-term indebtedness; and

                     (B) Total Capitalization shall mean the sum of (i) all indebtedness of CCSC and its subsidiaries on a consolidated basis and (ii) the amount, determined on a consolidated basis, in the capital stock account of CCSC plus (or minus in the case of a deficit) the additional paid-in capital and retained earnings of CCSC and its subsidiaries, and in any event, net of the value of treasury stock in such capital stock account. The amount included pursuant to clause (ii) above shall include the preferred stock of CCSC issued in connection with the Acquisition.

                     Events of Default:
                     -----------------

                     To include, without limitation, nonpayment of obligations, breach of warranties, non-performance of certain covenants and obligations, non-performance of other covenants and obligations, cross acceleration to other indebtedness aggregating $100 million or more (other than indebtedness of acquired companies to the extent such indebtedness is repaid in full promptly following such acquisition, but such indebtedness may remain outstanding up to 180 days after the acquisition so long as no remedies, other than acceleration, are exercised), undischarged final judgments aggregating $100 million or more, pension plans, change of control of CCSC and bankruptcy or insolvency.

COST AND YIELD       To include, without limitation, compensation in respect of
--------------       redeployment costs, reserve requirements, taxes (including
PROTECTION:          gross-up provisions for withholding taxes) and decreased
----------           profitability resulting from U.S. or foreign capital
                     adequacy requirements, guidelines or policies or their interpretation or application.

ASSIGNMENTS AND
---------------
PARTICIPATIONS:      Lenders will be permitted to assign and participate loans,
--------------       notes and commitments; however, no partial assignment will be permitted which would result in the assigning Lender retaining a commitment of less than FF 250,000,000.
                     Assignments would be by novation, will be in minimum amounts of FF 250,000,000 and would require CCSC's consent
                     (not to be unreasonably withheld, it being agreed that CCSC will not be deemed to act unreasonably if it shall withhold consent on the basis of concerns relating to a proposed and assignee's creditworthiness or reputation).
                     Assignees will not be permitted to make yield protection claims in respect of costs which existed at the time they acquired their interests and did not affect the original
                     Lenders. Participations would be without restriction and participants would have the same benefits as syndicate
                     Lenders with regard to yield protection and increased costs and provision of information on the Borrowers. Voting rights of participants would be limited to changes in amounts, rates, fees and maturity. Each assignment would be subject to the payment of a service fee to the Agent by the parties to such assignment.

EXPENSES AND         All reasonable out-of-pocket expenses of CSI and Chemical
------------         (and the Lenders for enforcement costs and documentary
INDEMNIFI-           taxes) associated with (i) the arrangement of the
----------           Facilities and (ii) the preparation, execution and delivery
CATION:              and enforcement of the Credit Agreement and the other
------               documentation contemplated hereby (including reasonable
                     fees, charges and disbursements of counsel) are to be paid by the Borrowers.

                     The Borrowers will indemnify CSI, Chemical and the Lenders and hold them harmless from and against all losses, costs, expenses (including reasonable fees, charges and disbursements of counsel) and liabilities, including those resulting from any litigation or other proceedings (regardless of whether CSI, Chemical or any Lender is a party thereto), related to or arising out of the transactions contemplated hereby; provided that neither
                                                       --------
                     CSI, Chemical nor any Lender will be indemnified for its gross negligence or wilful misconduct (or for its negligence if such losses, costs, expenses or liabilities result from an action brought against CSI, Chemical or such Lender by any Borrower or by a stockholder or creditor of the indemnified party).

GOVERNING LAW
-------------
AND FORUM:           New York.
---------

AGENT'S
-------
COUNSEL:             Cravath, Swaine & Moore.
-------

                                                                         ANNEX I


Upfront              An upfront fee of 2.00 Basis Points for each Senior Lead
-------              Manager, on the amount of their respective allocated
Fee:                 commitments under the Facility, will be paid by CCSC on the
---                  Closing Date. Upfront fees will be payable in French
                     Francs.

Facility             A Facility Fee of 7.00 Basis Points per annum will accrue
--------             and be payable by CCSC to the Lenders on the aggregate
Fee:                 amount of the commitments under the Facility (and, on and
---                  after the Commitment Termination Date, on the aggregate
                     principal amount of Term Loans outstanding), commencing on the Closing Date and payable in arrears at the end of each calendar quarter and upon any termination of the commitments or repayment of Term Loans. Facility Fees will be payable in French Francs.

Interest             The interest rate applicable to LIBOR loans under the
--------             Facility will be equal to LIBOR plus 0.125% per annum,
Rates:               increasing to LIBOR plus 0.175% on the earlier of (i) the
-----                date six months after the initial borrowing under the
                     Facility and (ii) the date 210 days after the Closing Date.
                     The interest rate applicable to ABR loans under the Facility will be equal to ABR, flat.

                     LIBOR
                     -----

                     One, two, three, six or, if available from all Lenders, twelve month London Interbank Offered Rate (adjusted upwards to four decimal places) as quoted on Telerate pages 3750/3740 ("LIBOR"). Lenders also will be compensated for statutory reserves as incurred, including MLA costs in respect of borrowings denominated in British Pounds Sterling.

                     ABR
                     ---

                     Alternative Base Rate ("ABR")--the highest of Chemical's Prime Rate; the Federal Funds Effective Rate plus 1/2 of 1% per annum; and the Base CD Rate plus 1% per annum.

                                 CHEMICAL BANK
                            CHEMICAL SECURITIES INC.
                                270 Park Avenue
                            New York, NY 10017-2070


                                                                November 9, 1995


Crown Cork & Seal Company, Inc.
9300 Ashton Road
Philadelphia, Pennsylvania 19136

Attention of Craig R. L. Calle,
             Senior Vice President and
               Treasurer

              Crown Cork & Seal Company, Inc.
              -------------------------------
              Amendment to Commitment Letter
              ------------------------------

Dear Sirs:

          We refer to our commitment letter (the "Commitment Letter") to you, dated August 25, 1995 and agreed and accepted by you as of such date, with respect to a multi-currency credit facility (the "Facility") in the amount of French Francs 13,700,000,000 (or its equivalent in other applicable currencies). All capitalized terms used in this letter not defined herein shall have the meanings assigned to such terms in the Commitment Letter.

          You have requested that we amend the Commitment Letter to reflect certain changes in the terms of the Facility that have been agreed among us since the date of the Commitment Letter.

          This letter shall serve to amend the Commitment Letter as described below and, upon its execution by both of us, shall become a part thereof.

          The paragraph under the caption "Facility Fee" in ANNEX I to the Term Sheet attached to the Commitment Letter is hereby amended to read as follows:

          A Facility Fee equal to the "Applicable Facility Fee Percentage" per annum will accrue and be payable by CCSC to the Lenders on the aggregate amount of the commitments under the Facility (and, on and after the Commitment Termination Date, on the aggregate principal amount of Term Loans outstanding), commencing on the Closing Date and payable in arrears at the end of each quarter and upon any termination of the commitments or repayment of Term Loans. Facility Fees will be payable in French Francs. The "Applicable Facility Fee Percentage" shall be based on the ratings assigned to CCSC's senior unsecured debt by Standard & Poor's ("S&P") and Moody's Investors Service, Inc. ("Moody's") and shall equal (x) .0500% if CCSC's rating from S&P is A or better or from Moody's is A2 or better, (y) .0700% if CCSC's rating from S&P is A- to BBB or from Moody's is A3 to Baa2 or (z) .1250% if CCSC's rating from S&P is BBB- or below or from Moody's is Baa3 or below; provided that if the ratings established by S&P and Moody's shall fall into different categories, the Applicable Facility Fee Percentage shall be based on the higher of the two ratings.

          The first paragraph under the caption "Interest Rates" in ANNEX I to the Term Sheet attached to the Commitment Letter is hereby amended to read as follows:

          The interest rate applicable to LIBOR/PIBOR loans under the Facility will be equal to (a) LIBOR/PIBOR plus (b) the "Applicable Percentage" plus (c) 0.05% per annum on the earlier of (i) the date six months after the initial borrowing under the Facility and (ii) the date 210 days after the Closing Date. The "Applicable Percentage" shall be based on the ratings assigned to CCSC's senior unsecured debt by S&P and Moody's and shall equal (x) .1000% if CCSC's rating from S&P is A or better or from Moody's is A2 or better, (y) .1250% if CCSC's rating from S&P is A- to BBB or from Moody's is A3 to Baa2, or (z) .1750% if CCSC's rating from S&P is BBB- or below or from Moody's is Baa3 or below; provided that if the ratings established by S&P and Moody's shall fall into different categories, the Applicable Percentage shall be based on the higher of the two ratings.

          If the foregoing correctly sets out our agreement, please indicate your acceptance of the terms hereof by signing the appropriate spaces below and returning to us the enclosed duplicate originals of this letter.

          This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together shall constitute an agreement.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York.


                              Very truly yours,



                              CHEMICAL BANK,

                              by /s/ William J. Caggiano
                              ----------------------------
                              Name: William J. Caggiano
                              Title: Managing Director


                              CHEMICAL SECURITIES INC.

                              by /s/ Christopher K. Stout
                              -----------------------------
                              Name: Christopher K. Stout
                              Title: Vice President

Accepted and agreed to as
of the date first written
above:

CROWN CORK & SEAL COMPANY, INC.,

by /s/ Craig R.L. Calle
--------------------------------
Name: Craig R.L. Calle
Title: Senior Vice President - Finance
       Treasurer